CATHERINE BASINGER, ESQ.

144 W. San Antonio Drive

Long Beach, CA 90807

(562)547-0364

January 3, 2006

Mr. Ted Yu

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Dear Mr. Yu:

Pursuant to your verbal comments we received via voice mail on December 31, 2005 we are hereby submitting for your review our amended registration statement on Form SB-2.  Below please find our responses to your comments.  Enclosed you will also find three copies of our amended registration statement on From SB-2.

Comment 1

We have amended the Beneficial Ownership Table to include all the shares our underlying convertible securities that could be converted into common stock within 60 days of this offering.

Amended Table on page 30.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Kambiz Mahdi (2)	1,390,646	14.3%
Reza Zarif (3)	1,390,646	14.3%
Dennis Benner (4)	335,396	3.4%
Barrett Evans (5)	1,086,224	11.2%
Jeffrey Conrad (6)	1,086,224	11.2%
eFund Capital Partners, LLC (7)	1,086,224	11.2%
Ashford Capital, LLC (8)	944,966	9.7%
Edward Lassiter (9)	627,102	6.4%
Global Capital Management, Inc. (10)	750,000	7.7%
Total	4,202,912	43.4%

Total of All officers and directors	6,524,980	67.4%

Comment 2

We have amended footnote 1 of the Beneficial Ownership Table to include the statement that the beneficial ownership table includes shares underlying our convertible securities that can be converted within 60 days of this offering.

Amended Text on page 30.

We are not registering the common stock underlying the warrants sold to our stock holders in the private placement.

(1)

The number of shares of common stock outstanding as of January 04, 2006 is 3,346,246.  The percentage of ownership includes shares underlying other classes of securities held by the individuals, such as Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and Series A and Series B Warrants which can be converted into common stock within 60 days of this offering.

Comment 3

We have amended our Undertakings section in order to remove undertakings not applicable to this offering specifically undertakings relating to 512 (g).

Amended Text on pages 65-67 .

The  Registrant  hereby  undertakes  that  it  will:

1.

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.

Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.

Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.

Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

5

.Insofar  as  indemnification for liabilities arising under the Securities Act of

1933  (the  "Act")  may  be  permitted  to  directors, officers, and controlling persons  of  the  small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as  expressed  in  the  Act  and  is,  therefore,  unenforceable.

In  the  event  that a claim for indemnification against such liabilities (other than  the payment by the small business issuer of expenses incurred or paid by a director,  officer  or  controlling  person  of the small business issuer in the successful  defense  of  any  action,  suit  or  proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the  matter  has  been  settled  by  controlling precedent, submit to a court of appropriate  jurisdiction  the  question  whether  such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the  final  adjudication  of  such  issue.

6.

For  determining  any  liability  under  the  Securities  Act,  treat  the information  omitted  from  the  form  of  prospectus  filed  as  part  of  this registration  statement  in  reliance  upon Rule 430A and contained in a form of prospectus  filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the  Securities  Act  as  part of this registration statement as of the time the

Commission  declared  it  effective.

7.

 For  determining  any  liability  under  the  Securities  Act,  treat  each post-effective  amendment  that  contains  a  form  of  prospectus  as  a  new registration statement for the securities offered in the registration statement,

and  that  offering  of  the  securities  at  that time as the initial bona fide offering  of  those  securities.

Thank you for your time and review of our registration statement on Form SB-2.  If there was any information that you requested that was not enclosed please give me a call at (562)547-0364.

Sincerely,

/s/ Catherine Basinger

Catherine Basinger